UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         Old Dominion Freight Line, Inc.
                                (Name of Issuer)

                          Common Stock ($.10 par value)
                         (Title of Class of Securities)

                                    679580100
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Old Dominion Truck Leasing, Inc.


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           (See Item 4)

         6.                SHARED VOTING POWER

                           1,095,876 (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           1,095,876 (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,095,876

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  13.1 %

12.      TYPE OF REPORTING PERSON

                  CO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Earl E. Congdon


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           968,913  (See Item 4)

         6.                SHARED VOTING POWER

                           1,095,876  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           968,913  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           1,095,876  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,064,789

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  24.7 %

12.      TYPE OF REPORTING PERSON

                  IN (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Earl E. Congdon Trust


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           968,913  (See Item 4)

         6.                SHARED VOTING POWER

                           1,095,876  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           968,913  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           1,095,876  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,064,789

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  24.7 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John R. Congdon


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           1,011,898  (See Item 4)

         6.                SHARED VOTING POWER

                           1,095,876  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           1,011,898  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           1,095,876  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,107,774

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  25.3 %

12.      TYPE OF REPORTING PERSON

                  IN (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John R. Congdon Revocable Trust


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           1,011,898  (See Item 4)

         6.                SHARED VOTING POWER

                           1,095,876  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           1,011,898  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           1,095,876  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,107,774

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  25.3 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

Item 1.
(a)      Name of Issuer:

         Old Dominion Freight Line, Inc.


(b)      Address of Issuer's Principal Executive Offices:

         1730 Westchester Drive
         High Point, NC 27262


Item 2.
(a)      Names of Persons Filing:

         (i)      Old Dominion Truck Leasing, Inc.
         (ii)     Earl E. Congdon
         (iii)    Earl E. Congdon Trust
         (iv)     John R. Congdon
         (v)      John R. Congdon Revocable Trust

(b)      Address of Principal Business Office:

         As to (i), (iv) and (v):   7511 Whitepine Road
                                    Richmond, VA 23237

         As to (ii) and (iii):      20 Harborage Isle
                                    Fort Lauderdale, FL 33316

(c)      Place of Organization or Citizenship:

         (i) and (v)       Virginia
         (ii) and (iv)     USA
         (iii)             Florida


(d)      Title of Class of Securities:

         Common Stock ($.10 par value)

(e)      CUSIP Number:

         679580100

Item 3 If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a ...

         Not  Applicable.  This is a joint filing by the persons  identified  in
         Item 2, above, pursuant to Rule 13d-1(c) and Rule 13d-1(f) but not a group filing.


Item 4.  Ownership

         The securities reported herein are beneficially owned by Old Dominion Truck Leasing, Inc. ("Leasing"), Earl E. Congdon, Earl E. Congdon Trust, John R. Congdon and John R. Congdon Revocable Trust,. The total securities reported is 3,076,687 shares of the Issuer's Common Stock, which constitutes 36.9% of such shares as of December 31, 1995.

         As of December 31, 1995, Leasing owns directly 1,095,876 shares (13.1%) of the Issuer's Common Stock. The voting stock of Leasing is owned by Earl Congdon as trustee of a revocable trust (32.4%), John R. Congdon Revocable Trust (25.5%) and members of Earl Congdon's and John Congdon's respective families (42.1%). Earl Congdon is Chairman of the Board of Leasing, and John Congdon is President and Chief Executive Officer. The Issuer's Common Stock owned by Leasing will be voted as directed by Earl Congdon and John Congdon or, in the event of disagreement, one-half of the shares will be voted as directed by Earl Congdon or his personal representative, attorney-in-fact or executor, and one-half will be voted as directed by John Congdon or his personal representative, attorney-in-fact or executor. Any future sales or other disposition of such shares and the disposition of the proceeds of any sales will be determined by the Board of Directors of Leasing.

         As of December 31, 1995, Earl E. Congdon/Earl E. Congdon Trust owns directly 968,913 shares (11.6%) of the Issuer's Common Stock. Including the shares owned by Leasing brings the beneficial ownership number to 2,064,789 (24.7%) as reported herein. As of December 31, 1995, Earl E. Congdon's wife beneficially owns an additional 69,000 shares of the Issuer's Common Stock not included in this Schedule 13G, with respect to all of which shares he disclaims beneficial ownership.

         As of December 31, 1995, John R. Congdon/John R. Congdon Revocable Trust owns directly 1,011,898 shares (12.1%) of the Issuer's Common Stock. Including the shares owned by Leasing brings the beneficial ownership number to 2,107,774 (25.3%) as reported herein. As of December 31, 1995, John R. Congdon's wife beneficially owns an additional 1,732 shares of the Issuer's Common Stock not included in this Schedule 13G, with respect to all of which shares he disclaims beneficial ownership.

         (a)      Amount Beneficially Owned:

                  (i)                1,095,876
                  (ii)/(iii)         2,064,789
                  (iv)/(v)           2,107,774

         (b)      Percent of Class

                  (i)                   13.1%
                  (ii)/(iii)            24.7%
                  (iv)/(v)              25.3%

         (c) Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     (i)                        -0-
                     (ii)/(iii)             968,913
                     (iv)/(v)             1,011,898

               (ii) Shared power to vote or to direct the vote

                     (i)                  1,095,876
                     (ii)/(iii)           2,064,789
                     (iv)/(v)             2,107,774

               (iii) Sole power to dispose or to direct the disposition of

                     (i)                        -0-
                     (ii)/(iii)             968,913
                     (iv)/(v)             1,011,898

               (iv) Shared power to dispose or to direct the disposition of

                     (i)                  1,095,876
                     (ii)/(iii)           2,064,789
                     (iv)/(v)             2,107,774


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         See information in Item 4, above.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         See Item 3 and Item 4, above.

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10.  Certification

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

          After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


          December 1, 1998.





OLD DOMINION TRUCK LEASING, INC.            JOHN R. CONGDON


By:       John R. Congdon                            John R. Congdon
          ---------------                            ---------------
          John R. Congdon, President                 John R. Congdon





EARL E. CONGDON                             JOHN R. CONGDON REVOCABLE TRUST



          Earl E. Congdon                       By:  John R. Congdon
          ---------------                            ---------------
          Earl E. Congdon                            John R. Congdon, Trustee


EARL E. CONGDON TRUST



By:       Earl E. Congdon
          ---------------
          Earl E. Congdon, Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f) (1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 1, 1998.







OLD DOMINION TRUCK LEASING, INC.            JOHN R. CONGDON


By:      John R. Congdon                             John R. Congdon
         ---------------                             ---------------
         John R. Congdon, President                  John R. Congdon





EARL E. CONGDON                             JOHN R. CONGDON REVOCABLE TRUST



         Earl E. Congdon                        By:  John R. Congdon
         ---------------                             ---------------
         Earl E. Congdon                             John R. Congdon, Trustee




EARL E. CONGDON TRUST



By:      Earl E. Congdon
         ---------------
         Earl E. Congdon, Trustee